UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Carry Golf Club LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 22, 2023

Physical Address of Issuer:

234 Seven Farms Drive, 2nd Floor, Daniel Island, SC 29492, United States

Website of Issuer:

https://www.carry.golf

Current Number of Employees:

0

	Most recent fiscal year-end (2023)*	Prior fiscal year-end (2022)*
Total Assets	$341,310.84	$0
Cash & Cash Equivalents	$17,490.84	$0
Accounts Receivable	$0	$0
Current Liabilities	$14,997.49	$0
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$($10,494.48)	$0

**The Company was formed on February 22, 2023. As such, there are no financial results for 2022.

TABLE OF CONTENTS

Carry Golf Club LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Carry Golf Club LLC ("**Carry,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.carry.golf no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 9, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Donald Dotson
(Signature)

Donald Dotson
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Donald Dotson
(Signature)

Donald Dotson
(Name)

Manager
(Title)

May 9, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 9, 2024

Carry Golf Club LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Carry Golf Club LLC (the "Company") offered a new investment product to raise capital for rising professional golfers seeking the funding they need to train and compete. The Company was formed as a limited liability company in Delaware on February 22, 2023.

The Company is located at 234 Seven Farms Drive, 2nd Floor, Daniel Island, SC 29492, United States. The Company is qualified to conduct business in Delaware and is in the process of qualifying to conduct business in South Carolina. The Company sells its offerings through the internet throughout the United States.

The Company's website is https://www.invest.carry.golf/

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We may rely on other companies to provide services to the Company.

We may depend on other companies to provide services to the Company, particularly in regards to marketing and other opportunities. The Company's ability to meet its obligations to its golfers and to investors may be adversely affected if third party service providers do not provide the agreed-upon services in a timely and effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our golfers', expectations.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the Manager of the Company and key employees of the Manager.

We are dependent on the Manager of the Company and its key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of the Manager of the Company could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

If we are unsuccessful in adding professional golfers to our teams, or if our professional golfers do not perform, our revenue, financial results, and business may be significantly harmed.

We invest in a select team of professional emerging golfers. Our ability to attract professional golfers, and their successful performance in achieving earnings, is critical to our success. Our financial performance will be significantly determined by our success in adding and retaining professional golfers to our team, and their success in tournaments and our success in generating off-course marketing opportunities. If we are unable to attract or retain professional golfers, or the golfers are unable to generate sufficient earnings in tournaments or we do not generate off-course marketing opportunities, we could see a decrease in interest in our offering, insufficient returns or be unable to fill out our golfer team or generate investor interest. There is no guarantee that we will not experience an erosion of our professional golfer team or investor engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand will be critical to our business and success. Any incident that erodes golfer or investor loyalty to our brand could significantly reduce our brand value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, related to the Company or any of its professional golfers. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Associated with Investing in Professional Golfers.

While investing in professional golfers may offer the opportunity for significant gains, these investments also involve a high degree of business and financial risk. Many investment decisions by the Manager will be dependent upon the ability to obtain relevant information from nonpublic sources, and the Manager may be required to make decisions without complete information or in reliance upon information provided by third parties that is impossible or impracticable to verify. The marketability and value of any investment in professional golfers will depend upon many factors beyond the Manager's control. A golfer's performance may have substantial variations in earnings from period to period, golfers on the team will face intense competition, and performance of the golfers could experience declines in results at any stage. Volatility of earnings generated by the professional golfers on the team may adversely affect the value of the Company's investment in the select golf team.

An Investment in the Company will be Illiquid and Requires a Significant Holding Period.

The terms of the investment require an Investor to hold their investment for a significant period of time. The holding period for an investment in the Company is seven (7) years as the Company will dissolve as of such date. Additionally, Investors may not be able to dispose of their investment in the Company when they desire and such investment will be illiquid.

No Assurance of Profit or Distributions.

The Company's investment strategy in selecting and investing in professional golfers, generating off-course marketing opportunities, and realizing a significant return for investors is uncertain. There is no assurance that the Company's investments in the professional golfer team will be profitable or that any material distributions will be made to the Investors. The marketability and value of the Company's investments will depend upon many factors, most of which are beyond the control of the Company. As such, Investors could lose the entire amount of their investment.

An Investors ability to receive a distribution of profits will be made annually. At the end of the annual period, all of the Company's cash inflows shall be returned to the Investors on a pro-rata basis. There is no guarantee that Investors will receive a profit distribution in a given year or will even receive back their investment amount at the end of the holding period.

Management of the Company.

The Investors have delegated management of the Company to the Manager. Accordingly, the Investors will have no opportunity to control the day-to-day operations, including selection and investment decisions for the professional golfer team, of the Company. The Manager may make selection recommendations for the professional golfer team which results in a loss for the Company. There can be no assurance that the Manager will make recommendations that result in profitable returns for the Company. Investors must be willing to rely on the judgment, skill, experience, and expertise of the Manager to select the professional golfers for the team into which the Company will make an investment. Accordingly, no person should purchase the Securities unless that person is willing to entrust all aspects of the management of the Company to the Manager. The Manager may be removed and/or replaced as provided in the Operating Agreement.

Company Not Registered.

The Company is not expected to be registered under the Investment Company Act pursuant to an exemption set forth in Section 3(c)(1) and/or Section 3(c)(7) of the Investment Company Act. The Investment Company Act provides certain protection to investors and imposes certain restrictions on registered investment companies (including, for example, limitations on the ability of registered investment companies to incur debt), none of which will be applicable to the Company. The Manager is not registered as a broker/dealer under the Securities Exchange Act of 1934, as amended, or a member of, and subject to the rules of, the Financial Industry Regulatory Authority ("FINRA"). Consequently, the Manager is not subject to the record keeping and specific business practice provisions of that act or the rules of FINRA. Neither the Company nor its counsel can assure investors that, under certain conditions, changed circumstances, or changes in the law, the Company may not become subject to the Investment Company Act or other burdensome regulation.

Taxation Risks.

An investment in the Company may involve complex U.S. federal income tax considerations that will differ for each Investor. The Company will file an annual information return on IRS Form 1065 and will provide information on Schedule K-1 to each Investor following the close of the Company's taxable year if deemed necessary by the Manager. Each Investor will be responsible for the preparation and filing of that Investors own income tax returns. No assurance can be given that current tax laws, rulings and regulations will not be changed during the life of the Company. Investors should consult their tax advisors for further information about the tax consequences of purchasing the Securities.

Allocation of Management Resources.

Although the Manager has agreed under the terms of the Operating Agreement to devote sufficient time (in their discretion) to the business and affairs of the Company, conflicts may arise in the allocation of management resources as the Manager may have other business commitments or similar companies to operate and manage.

Other Investments.

The Manager or its affiliates may create and manage other companies that have similar investment strategies and objectives. Those activities would require the time and attention of the Manager or its affiliates. Any new company created by the Manager may focus on the same investments in professional golfers as those on which the Company anticipates focusing and may compete with the Company for professional golfer investment opportunities. In that event, the Manager, in its sole discretion, will allocate those opportunities between the Company and those other entities on a basis the Manager believes, in good faith, to be fair and reasonable. Those other companies also may compete with the Company for capital commitments from potential investors. In those situations, the interests of the Manager may conflict with the interests of the Company, the Investors or both.


BUSINESS


Description of the Business

Carry Golf Club LLC (the "Company") offered a new investment product to raise capital for rising professional golfers seeking the funding they need to train and compete. The Company was originally formed on February 22, 2023.

Business Plan

The Company assists rising golfers (the "Athletes") by offering them upfront capital in exchange for a unique access, experiential engagement, and the receipt of a percentage of earnings each Athlete achieves during a given year. Specifically, the Company raised capital from "fan Investors", to distribute to a select group of ten (10) Athletes for which they individually signed a Contingent Agreement for Shared Earnings (CASE) in 2023. In addition to receiving potential returns from the Athletes' future earnings, "fan Investors" have opportunities to interact with the Athletes on the team and participate in experiential events that the Company organizes with the Athletes, including special golf outings, VIP dinners and insider access. The CASE does not provide for a guarantee of repayment or a debt obligation from the Athletes. When the Athletes participate in qualifying events, the Company will receive a defined percentage of the Athletes on-course earnings which will be paid to the Company on December 15th of each year. These earnings will then be distributed to the Company's investors upon receipt via bank transfer or hard-copy check. Earnings will be distributed on a pro-rata basis.

In general, each Athlete received between $28,000 to $36,000 of financial support for 2023. The amount of funding to each Athlete was based upon the Athlete's tour status/affiliation at the time of signing of the CASE and the amounts raised in the Offering (as described in the Specific Terms of the Offering on Page 6 herein).

For Athletes receiving financial support for 2023, the Company will receive in return the defined percentage of the Athletes on-course earnings for four (4) seasons. In addition to the on-course earnings, Carry: Athlete Investing Inc., in its role as a marketing firm and not as the Manager, will work to create sponsorship and affiliate opportunities for the Company, while providing each Athlete personal brand exposure and media coverage. For any earnings generated from such efforts by Carry: Athlete Investing Inc., the Company will receive an agreed upon percentage which will also be distributed to the Company's investors.

The Company's Products and/or Services

Product / Service	Description	Current Market
Contingent Agreement for Shared Earnings (CASE)	Agreement used to fund emerging professional golfers in exchange for a percentage of earnings they achieve.	Professional golfers

Competition

The Company competes against individual backers of professional golfers or loosely structured partnerships used to fund professional golfers. Other companies have also started to emerge to enable individuals to invest in golfers. Prompti and Commonwealth are also young companies, with smaller footprints in the golf industry. Their models vary but they are attempting to facilitate funding for professional golfers.

Customer Base

Our client base is rising professional golfers seeking financial support as they seek to enter professional tours.

Our investor customer base is serios golf fans seeking to not only achieve a return on their investment but also to experience opportunities and interactions with the golfers on the team.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Donald Dotson	CEO	CEO of Carry Golf Club LLC, 2023 – Present • Responsible for sales, planning, operations, and general CEO responsibilities Founder and CEO of Carry: Athlete Investing Inc. 2021-Present • Responsible for sales, planning, operations, and general CEO responsibilities Director of Business Development, Sportradar 2020-2021 Identified, diligenced, and secured new business opportunities, focusing on sports data and fan engagement companies	Duke University, The Fuqua School of Business, MBA, 2017 University of South Florida, B.A., Criminology, 2007

Biographical Information

<u>Donald Dotson</u>: Donnie is the CEO of the Company and also has been delegated by the Manager of the Company, Carry: Athlete Investing Inc., to run the day-to-day operations of the Company. Prior to founding Carry: Athlete Investing Inc., Donnie served for 12 years in the defense and national security arena as a US Marine and Department of Defense Intelligence Officer. He also worked in Investment Management for three years as a Private Wealth Advisor at Goldman Sachs, managing investment portfolios for High-Net-Worth individuals and families. Most recently, he worked in a broad corporate development role at Sportradar – one of the global leaders in the sports data and analytics industry – identifying, analyzing, and securing new business and partnership opportunities during the first year of the Covid-19 crisis.

Manager

Carry: Athlete Investing Inc. is the Manager of the Company. Carry: Athlete Investing Inc. is a sports technology and fan engagement startup which enables "early-stage" professional athletes to access the funding they need to train and compete the right way by facilitating funding from private individuals who wish to support athletes in exchange for unique access, experiences, and potential returns.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 full-time employees. The Company utilizes independent contractors and advisors, including those from Carry: Athlete Investing Inc., the Manager of the Company.

<h2 style="text-align:center">CAPITALIZATION, DEBT AND OWNERSHIP</h2>

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Operating Agreement. Pursuant to the Company's Operating Agreement, the Company is authorized to issue 1,155,000 Membership Units.

Outstanding Capital Interests

As of the date of this Form C-AR, the Issuer's outstanding capital interests consists of:

Type	Membership Units
Amount Outstanding	7,891*
Voting Rights	None**
Anti-Dilution Rights	None
Other Rights	Right to receive pro-rata distributions as enumerated in the Operating Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Membership Units which may dilute the Security.

*Issued at $50 per Membership Unit. Includes 1,045 time-based bonus Membership Units issued in connection with the offering. As an early investor in the offering, the Manager of the Company was entitled to 62 bonus Membership Units but waived receipt of such Membership Units to avoid any conflicts of interest. The intermediary for the offering also received Membership Units which are included in these totals.

**Pursuant to the Operating Agreement, the Manager has all power and authority to act on behalf of the Company. Holders have rights to vote only as expressly provided in the Operating Agreement.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, no outstanding options, SAFEs, Convertible Notes or Warrants have been issued by the Company.

Operating Agreement

Investors are parties to the Company's Operating Agreement.

Voting and Control

The voting rights of the Securities are defined by the Company's Operating Agreement.

Investment management decisions for the Company are vested in the Manager.

Distributions

The Securities are entitled to Distributions as defined and enumerated in the Company's Operating Agreement.

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Unit	N/A	1 Membership Unit	N/A	February 22, 2023	Section 4(a)(2)
Membership Units	$342,307*	7,891**	Cohort Funding	June 13, 2023 August 8, 2023 September 15, 2023	Regulation CF

*Does not include an aggregate $9,798 in investor processing fees paid to the intermediary (DealMaker) with each Investor transaction.

**Issued at $50 per Membership Unit. Includes 1,045 time-based bonus Membership Units issued in connection with the offering. As an early investor in the offering, the Manager of the Company was entitled to 62 bonus Membership Units but waived receipt of such Membership Units to avoid any conflicts of interest. The intermediary for the offering also received Membership Units which are included in these totals.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

There is no beneficial owner of twenty percent (20%) or more of the Company's outstanding voting securities, calculated on the basis of voting power. The Manager of the Company owns 309 Membership Units in the Company.

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of April 30, 2024, the Company had an aggregate of approximately $3,300 in cash and cash equivalents, leaving the Company with 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

All near-term deposits from Athlete-shared earnings received by the Company and the majority of the Company's liabilities are paid separately by the Manager (Carry: Athlete Investing Inc.) to Investors.

Liquidity and Capital Resources

In September 2023, the Company completed an offering pursuant to Regulation CF and raised $342,307.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Carry: Athlete Investing Inc. and the Company intend to enter into a revenue sharing agreement whereby the Company will receive 15% of any revenues generated by Carry: Athlete Investing Inc. in promoting the Company from the sale of corporate sponsorships and affiliate marketing opportunities.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 9, 2024

Carry Golf Club LLC



Balance Sheet
As of December 31, 2023

	Total	
ASSETS		
Current Assets		
Bank Accounts		
Mercury Checking		17,490.84
Total Bank Accounts	$	**17,490.84**
Other Current Assets		
Prepaid Expense		0.00
Total Other Current Assets	$	**0.00**
Total Current Assets	$	**17,490.84**
Fixed Assets		
Accumulated Amortization		0.00
Total Fixed Assets	$	**0.00**
Other Assets		
Due from Shareholder		0.00
Golfer Advance		323,820.00
Start Up Costs		
Total Other Assets	$	**323,820.00**
TOTAL ASSETS	$	**341,310.84**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Athlete Shared Earnings Pending Distribution to LLC Members		14,997.49
Total Other Current Liabilities	$	**14,997.49**
Total Current Liabilities	$	**14,997.49**
Total Liabilities	$	**14,997.49**
Equity		
Ambassador Program Distributions		
Common Stock		
Equity Contribution		336,807.83
Owner Contribution		
Retained Earnings		
Net Income		-10,494.48
Total Equity	$	**326,313.35**
TOTAL LIABILITIES AND EQUITY	$	**341,310.84**



Profit and Loss
January - December 2023

		Total
Income		
		0.00
Total Income	$	0.00
Gross Profit	$	0.00
Expenses		
Legal / Registration Fees		10,494.48
Total Professional Fees	$	10,494.48
Total Travel	$	0.00
Total Expenses	$	10,494.48
Net Operating Income	-$	10,494.48
Other Income		
Total Other Income	$	0.00
Net Other Income	$	0.00
Net Income	-$	10,494.48